EXHIBIT 99.5

PRESS RELEASE

United States: TotalEnergies adds 4 GW to its Renewable
Energy Portfolio with the Acquisition of Core Solar

Paris/Austin, April 27, 2022 – TotalEnergies is further expanding its presence in the U.S. renewable energy industry by acquiring Austin-based Core Solar, LLC whose portfolio includes more than 4 GW of utility-scale solar and energy storage projects at various stages of development across several U.S. states1 and power markets. Core Solar’s CEO Greg Nelson and his employees will join TotalEnergies’ teams.

With this acquisition, TotalEnergies further develops its presence in the U.S. where it now has a portfolio of more than 10 GW gross capacity of renewable projects in operation, in construction and in development:

▪	In large scale solar energy, TotalEnergies is already developing 2.2 GW of projects, initially carried by SunChase Power, and 1.6 GW of projects in partnership with Hanwha Energy, which will be completed by the 4 GW of projects acquired from Core Solar. These portfolios also include energy storage projects.

▪	In offshore wind energy, TotalEnergies is starting the development of a 3 GW wind farm off the coast of New York and New Jersey, which was awarded last February during the New York Bight auction. The Company has also launched a joint venture with Simply Blue to unlock the vast potential for floating offshore in the United States. Beyond, TotalEnergies is working on the preparation of the upcoming auction of offshore wind projects off the coast of California.

▪	In solar distributed generation, TotalEnergies acquired in the first quarter of 2022 the industrial and commercial solar activities of SunPower with the objective to develop more than 100 MW per year of additional capacity.

“We are delighted with this new addition to our portfolio of solar projects in the U.S., a key region for achieving our global target of 100 GW of renewable projects in operation by 2030. This attractive 4 GW pipeline of projects will strengthen and diversify our portfolio. I look forward to welcoming Core Solar’s teams who have established an impressive track record with market-leading technical expertise, consistently delivering optimal project results,” said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies.

“We are thrilled to join TotalEnergies with its unparalleled financial capability, project execution, and operational excellence. This will enable the business to accelerate its growth across the U.S. solar market. The Core Solar team brings with it an exceptional ability that will contribute to TotalEnergies’ ambition to become a market leader in solar energy delivery in the U.S.,” said Greg Nelson, President and CEO at Core Solar.

1 Texas, Kentucky, Ohio, Pennsylvania

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com  l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).